

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of April 30, 2026
The principal balances and results accumulated for the period ending April 2026 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	1,703,551
Loans and accounts receivables from customers and banks, net	39,556,240
Loans and accounts receivables from customers at fair value, net	367,937
Financial instruments	10,426,801
Financial derivative contracts	10,900,153
Other asset ítems	7,176,330
Total assets	**70,131,012**

Principal liabilities	MCh$
Deposits and other demand liabilities	15,253,676
Time deposits and other time liabilities	16,485,732
Issued debt and regulatory capital instruments	10,039,874
Financial derivative contracts	11,082,048
Other liabilities ítems	12,318,443
Total equity	4,951,239
Total liabilities and Equity	**70,131,012**

Equity attributable to:	
Equity holders of the Bank	4,793,547
Non-controlling interest	157,692

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	683,687
Net fee and commission income	206,138
Result from financial operations	100,729
Total operating income	**990,554**
Provision for loan losses	(204,252)
Support expenses	(303,556)
Other results	(17,709)
Income before tax	**465,037**
Income tax expense	(66,194)
Net income for the period	**398,843**

Attributable to:	
Equity holders of the Bank	388,328
Non-controlling interest	10,515

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

ANDRES TRAUTMANN B.
Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 30 de Abril de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Abril de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.703.551
Créditos y cuentas por cobrar a clientes y bancos	39.556.240
Créditos y cuentas por cobrar a clientes a valor razonable	367.937
Instrumentos financieros	10.426.801
Contratos de derivados financieros	10.900.153
Otros rubros del activo	7.176.330
Total Activos	**70.131.012**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	15.253.676
Depósitos y otras captaciones a plazo	16.485.732
Instrumentos de deuda y capital regulatorio emitidos	10.039.874
Contratos de derivados financieros	11.082.048
Otros rubros del pasivo	12.318.443
Total patrimonio	4.951.239
Total Pasivos y Patrimonio	**70.131.012**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.793.547
Interés no controlador	157.692

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	683.687
Ingresos netos de comisiones	206.138
Resultado de operaciones financieras	100.729
Total ingresos operacionales	**990.554**
Gasto de pérdidas crediticias	(204.252)
Gastos de apoyo	(303.556)
Otros resultados	(17.709)
Resultado antes de impuesto	**465.037**
Impuesto a la renta	(66.194)
Utilidad consolidada del periodo	**398.843**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	388.328
Interés no controlador	10.515

JONATHAN COVARRUBIAS H.	**ANDRES TRAUTMANN B.**
Gerente de Contabilidad	**Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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